Exhibit 99.82

News Release December 8th, 2025

Santacruz Silver Announces Effective Date of Share Consolidation in Preparation for a Planned NASDAQ Listing

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQX:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) is pleased to announce that, in connection with its previously announced application to list on the Nasdaq Capital Market, the Company will consolidate its common shares on the basis of four (4) pre-consolidated shares for every one (1) post-consolidation share (the “Consolidation”). The Consolidation is subject to final approval of the TSX Venture Exchange and is expected to take effect at market open on December 10, 2025 (the “Effective Date”).

The Consolidation is intended to increase the quoted share price of the Company’s common shares to satisfy the Nasdaq’s initial listing requirements.

Following the Consolidation, the Company will have approximately 91,346,122 common shares issued and outstanding. Any fractional post-Consolidation share that is less than one-half (1/2) of a share will be cancelled and any fractional post-Consolidation share that is at least or greater than one-half (1/2) of a share will be rounded up to one whole share. The Company’s name and trading symbol will remain unchanged. However, the CUSIP number for the post-Consolidation common shares will be 80280U205 and the new ISIN will be CA80280U2056.

Registered shareholders of record as of the Effective Date who hold physical share certificates will receive a letter of transmittal from the Company’s transfer agent, Computershare Investor Services Inc., with instructions on how to exchange their existing share certificates for new share certificates representing post-Consolidation shares. Shareholders whose shares are represented by a direct registration system statement will automatically receive their post-Consolidation shares without any further action. Beneficial shareholders who hold their shares through a broker or other intermediary and do not have shares registered in their own names will not be required to complete a letter of transmittal, but are encouraged to contact their intermediaries if they have any questions.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

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Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements about the timing and effectiveness of the Consolidation and the Company’s application to list on the Nasdaq.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things: that the Company may not complete the Nasdaq listing as anticipated, or at all; the possibility that the Company’s common shares will not begin trading on a consolidated basis on the timing anticipated; delays in obtaining or failures to obtain required governmental or stock exchange approvals, including the approval of the TSXV in respect of the Consolidation and the Nasdaq in respect of the Company’s listing application; changes in equity markets; inflation; and those risks set out in the Company’s public disclosure record on SEDAR+ (www.sedarplus.ca).

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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